Fact Sheet 2

Business Structure

OneSteel's Managing Director & CEO, Bob Every last month announced his Leadership Team for the new business.

Effective from 1 May 2000, this organisation change underpins a deliberate strategy to seamlessly integrate OneSteel's various production, manufacturing and distribution operations into a new single business.

- Bob Every, ***Managing Director & CEO***
  - Bob Moore, ***President Distribution***
    - Reinforcing mesh plants in Sydney, Brisbane, Melbourne and Perth
    - Over 200 distribution sites Australia-wide: Reinforcing Products and Tubemakers Merchandising (Steel; Sheet & Coil; Piping Systems and Aluminium; Metaland)
  - Geoff Plummer, ***President Market Mills***
    - Newcastle Rod Mill
    - Bar Mills in Sydney, Newcastle & Brisbane
    - Wire Mills in Newcastle & Geelong
    - Newcastle Rope Works
    - Various Structural & Pipeline Plants across NSW, Victoria and Western Australia
    - Sydney Steel Mill
  - Leo Selleck, ***President Whyalla Steelworks***
    - Integrated Steelworks producing slabs, billets, blooms, rail & structural products
    - Mine operations: iron ore, dolomite & quartz
  - Nick Calavrias, ***CEO Steel & Tube Holdings (NZ)***
    - New Zealand based company distributing & processing steel products in NZ & parts of Canada.
    - 50.01% OneSteel owned
    - Four divisions -
      - Distribution & Processing
      - Reinforcing & Fabrication
      - Roofing Products
      - A.J. Forsyth
  - Bernard Carrasco, ***Chief Financial Officer***
  - Peter Muller, ***Chief Strategic Officer***
  - Bill Gately, ***Vice President Human Resources***
  - David Goodwin, ***Vice President External Affairs***

In Distribution, we have combined already strong product-to-market channels within Reinforcing Products and Tubemakers Merchandising under a single management structure, creating opportunities to increase efficiency and further strengthen OneSteel's presence in the market.

OneSteel Market Mills, headquartered in Newcastle, is Australia's leading manufacturer and supplier of a comprehensive range of steel rod, bar, wire, wire rope, pipe, tube and structural steels, supplied either through the OneSteel Distribution channel or direct to its own customer base.

The structure also recognises the critical and strategic role of Whyalla Steelworks as a low cost supplier of steel.

OneSteel has approximately 7000 employees situated at its sites throughout Australia and New Zealand, an annual turnover of $2.8 billion and over 30,000 customers.